Exhibit 21.1
Somera Communications, Inc.
(A Delaware Corporation)
LIST OF SUBSIDIARIES
(As of December 31, 2005)

JURISDICTION OF
INCORPORATION OR
NAME OF SUBSIDIARY	FORMATION
Somera Communications B.V.	Netherlands
Somera Communications France SARL	France
Somera Communications GmbH	Germany
Somera Communications Ltd.	United Kingdom
Somera Communications Ltda.	Brazil
Somera Communications Sales, Inc.	New Jersey
Somera Communications Pte. Ltd.	Singapore